SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FINAL AMENDMENT

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
(Name of Issuer)

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
(Name of Person (s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

John R. Reinsberg
Lazard Alternative Strategies Fund, L.L.C.
30 Rockefeller Plaza
New York, New York 10112-6300
Telephone:  (212) 632-1584

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York  10022
(212) 756-2533

June 29, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$30,000,000.00 (a) Amount of Filing Fee: $3,483.00 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.

(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________
Form or Registration No.: ________________________
Filing Party: __________________________________
Date Filed: ___________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 29, 2011, by Lazard Alternative Strategies Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $30,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer").  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 29, 2011.

This is the final amendment to the Statement and it is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.           The Offer expired at 12:00 midnight, Eastern Time, on July 27, 2011.

2.           The Valuation Date of the Interests tendered pursuant to the Offer was September 30, 2011.

3.           $3,825,879.13 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

By:	/s/ John R. Reinsberg
Name: John R. Reinsberg
Title: Principal Manager

November 9, 2011